U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Report to Shareholders - Quarter Ended September 30, 2003	4
2.	Press Release - dated December 3, 2003	23

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  December 4, 2003                                By:   /s/  W. Shaun  Jackson
                                                                                      W. Shaun Jackson
                                                                                      Executive Vice President and
                                                                                      Chief Financial Officer

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

I am pleased to report to you the results for the third quarter and first nine months of 2003.

Net income for the quarter was $15.6 million, compared to $21.7 million reported in the third quarter of last year. The Company’s results were affected by increases in our provision for unpaid claims occurring prior to December 31, 2002 of approximately $61.5 million ($41.0 million after tax) in the third quarter and $131.4 million ($87.5 million after tax) for the year to date. Despite these increased provisions, net income for the nine month period was a record $67.3 million, an increase of 24% over the $54.1 million reported last year.

Return on equity on an annualized basis was 9.8% for the quarter and 13.9% for the nine months compared to 15.2% and 12.8%, respectively for the same periods last year. Diluted earnings per share was 28 cents for the quarter, compared to 44 cents for the third quarter of 2002. For the nine month period, diluted earnings per share increased by 19% to $1.31. The Company completed a share offering in early July, 2003 increasing the average number of shares outstanding by 13% in the quarter and 4% for the nine month period.

A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. During the third quarter and for the nine month period the Canadian dollar appreciated significantly against the U.S. dollar thereby affecting the comparability to the same periods of 2002. Had the results of the U.S. operations been translated at the same exchange rates as the same periods last year, net income and earnings per share for the quarter would have been further increased by $2.8 million and 5 cents, respectively, and for the nine month period by $7.2 million and 14 cents, respectively.

During the first eight months of this year we have made a concerted effort to review and strengthen our claim reserves. We felt this comprehensive review was necessary to significantly reduce the risk of future adverse claim development. We believe these corrective actions provide a basis for greater earnings stability going forward. Despite the significant strengthening of reserves, the nine month earnings are still greater than the same period in 2002, which was our best year ever. This clearly demonstrates the earning power of the Company and the underwriting profitability of the current accident year business.

Outlook

The outlook for both the Canadian and U.S. property and casualty insurance business continues to be favourable. We are optimistic that the changes that have been introduced and are contemplated in the Ontario private passenger market will reduce loss costs, fraud and eliminate many of the exaggerated claims which should ultimately lead to reduced premiums for customers and improved underwriting profitability for the industry. In the United States there continues to be significant growth opportunities due to many competitors being constrained by a shortage of capital to write premiums at ever increasing rates. We do not see any changes in these favourable insurance market conditions for the foreseeable future. We believe that capital constraints and declining investment yields caused by bond maturities and reinvestment will ensure that underwriting discipline will prevail in the North American property and casualty industry. These market conditions continue to offer unprecedented opportunities to grow and also to increase prices which we believe will reward those companies that have demonstrated an ability to efficiently use capital and provide their shareholders with an attractive return thereon.

Sincerely,
William G. Star
President and Chief Executive Officer
Kingsway Financial Services Inc.
October 20, 2003

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
Results of Operations
For the Period Ended September 30, 2003 and 2002

The following management’s discussion and analysis (‘MD&A’) should be read in conjunction with the Company’s consolidated financial statements for the third quarter of fiscal 2003 and 2002; with the MD&A set out on pages 24 to 46 in the Company’s 2002 Annual Report, including the section on risks and uncertainties; and with the notes to the financial statements for the third quarter of fiscal 2003, and fiscal 2002 set out on pages 53 to 61 of the Company’s 2002 Annual Report. (All dollar amounts are in Canadian dollars unless otherwise indicated).

For the three months ended September 30, 2003 and 2002

        Gross Premiums Written. During the third quarter of 2003, gross premiums written increased 8% to $652.8 million, compared with $605.6 million last year. Gross premiums written from U.S. operations increased to $486.0 million compared with $479.3 million last year and Canadian operations grew 32% to $166.8 million. The effect of currency translation reduced reported levels of gross premiums written for the U.S. operations by $64.6 million or 13% in the quarter compared to the same period of 2002. Gross premiums written for the Canadian operations increased due to the favourable market conditions which continue to allow rate increases, and also due to volume increases in trucking and standard automobile in Alberta.

        Net Premiums Written. Net premiums written increased 10% to $623.4 million compared with $566.4 million for the third quarter of last year. Net premiums written from the U.S. operations increased 4% to $467.6 million compared with $448.5 million last year. Net premiums written from the Canadian operations increased 32% to $155.8 million compared with $117.9 million in the third quarter of last year.

        Net Premiums Earned. Net premiums earned increased 23% to $591.8 million, compared with $479.4 million for the third quarter last year. For U.S. operations, net premiums earned increased 21% to $437.2 million compared with $362.3 million in the third quarter of 2002. Net premiums earned from Canadian operations increased by 32% to $154.6 million compared with $117.1 million last year. Net premiums earned have increased due to the growth in written premiums in 2002 and 2003 and the strategy of shortening the policy duration of most of our non-standard automobile business to six month policy terms. In a rising rate environment shorter policy terms lead to an acceleration of the benefit of rate increases.

        Investment Income. Investment income increased to $22.7 million compared with $19.6 million for the third quarter of 2002. The investment portfolio has grown 15% from the beginning of the quarter due to the positive cash flow generated from operations and capital raised. This growth has been accomplished in a declining interest rate environment with new funds being invested primarily in short-term fixed income products. Our third quarter annualized investment yield was 3.9% for 2003 and 4.7% for the same quarter of last year.

        Net Realized Gains. Net realized gains amounted to $16.4 million in the quarter compared with net realized gains of $6.3 million in the third quarter of 2002. The majority of these gains were realized from the disposal of equity investments.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
Results of Operations
For the Period Ended September 30, 2003 and 2002

        Claims Incurred. Our claims ratio for the third quarter of 2003 was 76.9%, compared to 72.3% to last year. The results for the quarter reflect increases in provisions for unpaid claims occurring prior to December 31, 2002. For the third quarter of 2003 these increases amounted to approximately $61.5 million which increased the claims ratio by 10% in the quarter compared to $19.1 million and 4%, respectively, for the third quarter of 2002. The Canadian and U.S. operations included increases in provision for prior year losses amounting to approximately $40.4 million ($18.5 million Q3 last year) and approximately $21.1 million ($0.6 million Q3 last year), respectively. These amounts increased the claims ratio for the third quarter for the Canadian and U.S. operations by 26% (16% Q3 last year) and 5% (0% Q3 last year), respectively. The adverse claims development was attributable primarily to non-standard automobile, commercial automobile and trucking in Canada and in the United States to long-haul trucking and non-standard automobile.

        Underwriting Expenses. The combined ratio of 103.7% for the third quarter produced an underwriting loss of $22.1 million, compared with an underwriting loss of $5.9 million reported in the third quarter of 2002. For the quarter, the U.S. operations combined ratio improved to 99.0% (99.1% Q3 last year) and for the Canadian operations the combined ratio was 117.1% (107.8% Q3 last year) due to the adverse development in claims incurred.

        Interest Expense. Interest expense in the third quarter of 2003 was $5.4 million, compared to $3.0 million for the third quarter of 2002, reflecting the issuance of $78 million in senior unsecured debentures in December, 2002.

        Net Income and Earnings Per Share. Net income before tax for the quarter was $11.4 million compared with $16.9 million reported in the third quarter last year. Income taxes payable were affected by income generated in lower tax jurisdictions coupled with losses from our Canadian operations in both 2002 and 2003. Net income for the quarter was $15.6 million, compared to $21.7 million reported in the third quarter last year. In the fourth quarter of 2002, in order to be more consistent with industry practice and its treatment of expenses on its program business, the Company commenced the deferral of underwriting and marketing costs relating to the acquisition of premiums on its non-program business. There was no material impact during the third quarter of 2003 for this change in estimate. Diluted earnings per share were 28 cents for the quarter compared to 44 cents for the third quarter of 2002.

For the nine months ended September 30, 2003 and 2002

        Gross Premiums Written. For the year to date gross premiums written increased by 30% to $2.0 billion compared to $1.5 billion last year. For the nine months, gross premiums written by the U.S. operations were $1.5 billion, an increase of 30% over last year, and for the Canadian operations were $469.9 million, an increase of 31% over last year. The effect of currency translation reduced reported levels of gross premiums written for the U.S. operations by $377.3 million or 29% for the year to date compared to the same period of 2002.

        For the nine month period, gross premiums written from trucking and commercial automobile increased 41% to $842.8 million compared to $599.2 million last year. Gross premiums written from non-standard automobile increased 18% over last year to $718.2 million. Increased premium rates and firming market conditions continue to be prevalent in our geographic locations. We continue to experience both volume growth and rate increases for both trucking lines and non-standard automobile in most of our markets, with the exception of Ontario and metropolitan Chicago where rate increases have led to a reduction in volume.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
Results of Operations
For the Period Ended September 30, 2003 and 2002

        Net Premiums Written. Net premiums written increased 32% to $1.9 billion compared with $1.4 billion for the first nine months of last year. Net premiums written from the U.S. operations increased 32% to $1.5 billion compared with $1.1 billion last year. Net premiums written from the Canadian operations increased 31% to $440.6 million compared with $336.9 million for the first nine months of last year.

        Net Premiums Earned. Net premiums earned increased 48% to a record $1.8 billion for the first nine months of this year, compared with $1.2 billion last year. For U.S. operations, net premiums earned increased 53% to $1.4 billion in the first nine months compared with $887.4 million in the first nine months of 2002 and Canadian operations increased by 34% to $403.9 million compared with $301.7 million last year. Net premiums earned have increased due to the growth in written premiums in 2002 and 2003 and the strategy of shortening the policy duration of most of our non-standard automobile business to six month policy terms. In a rising rate environment shorter policy terms lead to an acceleration of the benefit of rate increases.

        Investment Income. Investment income increased to $57.6 million compared with $50.3 million for the first nine months last year. The investment portfolio has grown by 20% since the beginning of the year due to positive cash flow from operations and capital raised. This growth has been accomplished in a declining interest rate environment with new funds being invested primarily short-term fixed income products. Our annualized investment yield for the nine month period of 2003 was 3.3% compared to 4.5% in the same period last year.

        Net Realized Gains. Net realized gains amounted to $25.2 million year to date compared with net realized gains of $11.6 million for the same period last year. The majority of these gains were realized from the disposal of equity investments. The performance of the investment portfolio improved during the nine month period of 2003 as a result of the Company’s increased investment in common shares during 2003 and improved market performance, with unrealized gains increasing to $42.6 million at September 30, 2003 compared to $32.6 million at December 31, 2002. In deciding whether to reduce the carrying value of common shares, we take into account a number of factors, including whether the decline in market value is more than 20% and has persisted for a period exceeding six months. In the case of fixed income securities, we also take into account whether the issuer is in financial distress (unable to pay interest or some other situation that would question the issuer’s ability to satisfy their debt obligations).

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
Results of Operations
For the Period Ended September 30, 2003 and 2002

        Claims Incurred. Our claims ratio for the first nine months of 2003 was 72.9%, compared to 71.7% for the first nine months of 2002. The claims ratio for our U.S. operation was 70.2%, compared with 69.5% for the first nine months of 2002. The claims ratio for our Canadian operation was 81.9% compared to 78.2% for the first nine months of 2002. The results for the year to date reflect increases in provisions for unpaid claims occurring prior to December 31, 2002. These increases amounted to approximately $131.4 million which increased the claims ratio by 7% for the year to date 2003 compared to $75.7 million and 6%, respectively, for the same period of 2002.

For the U.S. operations, prior years’ claims development increased the claims incurred by $56.8 million, a 4% increase to the claims ratio, in the first nine months of 2003 compared to $34.6 million, a 4% increase to the claims ratio, in 2002. In 2003, the source of the prior years’ development in the U.S. operation was primarily split between long haul trucking ($18.5 million), and non-standard auto ($28.0 million). Lincoln General’s program business represented $21.9 million of the total U.S. operations prior years’ claims development realized in the year to date 2003 compared to $9.7 million in the same period for 2002. Lincoln adjusted its initial loss development factors on a number of its programs to reflect actual loss trends experienced in 2003 and these new loss development factors will be used in the prospective reserving process. Florida non-standard auto contributed $13.5 million of the adverse development in the nine months of 2003 compared to $13.1 million in the same period of 2002. Continued cost escalation of loss adjusting expenses and increase in the number of files litigated in Florida non-standard auto required upward adjustments to open claims reserves for both the current and prior years.

For the Canadian operations, prior years’ claims development increased the claims incurred by $74.6 million, a 18% increase to the claims ratio, in the first nine months of 2003 compared to $41.1 million, a 14% increase to the claims ratio, in 2002. Kingsway General’s Alberta non-standard automobile business contributed $26.6 million of the prior years’ claims development in the first nine months of 2003 compared to $9.8 million in the same period of 2002. Increase in average reserves due to the continued escalation in bodily injury claim settlements was the reason for the adverse claims development in 2003 for Alberta non-standard automobile, where we increased existing case reserves on average by approximately 54% in the first nine months of 2003 based on actual settlement patterns. Ontario automobile business contributed $14.0 million of the prior years’ claims development in the first nine months of 2003 compared to $17.0 million for the same period in 2002. Continued health care cost inflation and bodily injury award increases beyond expected levels required reserve levels to be increased on open files for Ontario non-standard automobile on average by approximately 57% in the first nine months of 2003. Kingsway General’s trucking business contributed $13.2 million to the 2003 prior years’ claims development compared to $4.5 million in the same period in 2002. Increases in reserves were due to larger than anticipated settlements, particularly in the U.S., which required upward adjustment to open claim files. Average claim file reserves were increased approximately 46% in the first nine months of 2003 to reflect this pattern of settlement.

Throughout the Canadian operations, a detailed claim file review was conducted during the first eight months of 2003 to determine the adequacy of case reserving. As a result, revised guidelines have been established for setting reserves for new bodily injury and accident benefit claims in all provinces and for all lines of business. In addition, new Ontario automobile regulations curtailing health care costs and increasing tort award deductibles should reduce the cost escalation trends experienced over the last several years.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
Results of Operations
For the Period Ended September 30, 2003 and 2002

        Underwriting Expenses. Our expense ratio for the nine months of 2003 improved to 27.1% compared to 28.6% last year. The expense ratio for our Canadian operations for the nine months of 2003 was 28.0%, compared to 30.0% for the same period last year and the expense ratio for the U.S. operations was 26.8% and 28.1%, respectively, for the same periods. In order to be more consistent with industry practice and the treatment of expenses on our program or Managing General Agent (“MGA”) business, effective October 1, 2002, the Company commenced the deferral of underwriting and marketing costs relating to the acquisition of premiums on all of our business, where previously such deferral was applied only to our MGA business. The impact of this change was an increase in net income of $7.1 million or 14 cents per share diluted for the year to date.

        Combined Ratio. The combined ratio improved slightly to 100.0% compared with 100.3% in the first nine months of 2002, which produced a nine month underwriting profit of $0.4 million compared with an underwriting loss of $3.5 million in the first nine months of last year. For the nine months, the U.S. operations combined ratio improved to 97.0% (97.6% last year) and for the Canadian operations was 109.9% (108.2% last year).

        Interest Expense. Interest expense for the first nine months of 2003 was $14.9 million, compared to $8.8 million last year, reflecting the issuance of $78 million in senior unsecured debentures in December, 2002 and several private placements of 30-year floating rate trust preferred securities in the U.S. totaling $77.9 million.

        Net Income and Earnings Per Share. Net income before tax for the year to date increased by 36% to $67.7 million. Income taxes payable were affected by income generated in lower tax jurisdictions coupled with losses from our Canadian operations in both 2002 and 2003. Net income for the nine months was $67.3 million, a 24% increase over the $54.1 million reported last year. Diluted earnings per share were $1.31 for the nine months compared to $1.10 for the same period last year.

        Book Value Per Share and Return on Equity. For the nine months, shareholders’ equity was reduced by $74.9 million and book value per share by $1.34 per share as a result of the unrealized currency translation adjustment on the conversion of the investment in the U.S. operations into Canadian dollars. Despite this adjustment, book value per share increased by 6% to $12.84 from $12.09 a year ago and increased 2% from December 31, 2002. Our annualized return on equity was 13.9% for the first nine months of 2003 compared to 12.8% for last year.

        Balance Sheet. Total assets as at September 30, 2003 grew to $3.5 billion. The investment portfolio, including cash and accrued investment income, increased to $2,511.9 million (market value $2,554.6 million), compared to $2,094.9 million (market value $2,127.5 million) as at December 31, 2002. Investment portfolio per share increased 5% to $45.01 compared to $42.93 as at December 31, 2002. Unrealized gains on the investment portfolio were $42.6 million (76 cents per share outstanding) at September 30, 2003.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
Results of Operations
For the Period Ended September 30, 2003 and 2002

Annual Investor Day

The Company will be hosting its annual Investor Day on Thursday, November 20th starting at 8:30am at the TSX Conference Centre located at The Exchange Tower, 2 First Canadian Place, Toronto, Ontario. Members of senior management from Kingsway Financial and several of the subsidiaries will be speaking regarding their company’s operations.

Forward Looking Statements

This shareholders report includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2002 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Sept 30:		9 months to Sept 30:
	2003	2002	2003	2002
	(unaudited)

Gross premiums written	$ 652,751	$ 605,566	$1,985,239	$ 1,524,610

Net premiums written	$ 623,376	$ 566,397	$1,897,231	$ 1,436,543

Revenue:
Net premiums earned	$ 591,807	$ 479,407	$1,764,342	$ 1,189,053
Investment income	22,672	19,590	57,607	50,341
Net realized gains	16,437	6,300	25,226	11,617

	630,916	505,297	1,847,175	1,251,011
Expenses:
Claims incurred	455,300	346,862	1,285,415	852,776
Commissions and premium taxes	121,367	103,689	376,820	246,897
General and administrative expenses	37,276	34,827	101,701	92,873
Interest expense	5,381	3,000	14,891	8,754
Amortization of intangibles	210	--	654	--

	619,534	488,378	1,779,481	1,201,300

Income before income taxes	11,382	16,919	67,694	49,711
Income taxes	(4,251)	(4,734)	403	(4,423)

Net income	$ 15,633	$ 21,653	$ 67,291	$ 54,134

Earnings per share:
Basic:	$0.28	$0.44	$1.32	$1.11
Diluted:	$0.28	$0.44	$1.31	$1.10
Weighted average shares outstanding:
Basic:	55,546	48,762	51,126	48,730
Diluted:	56,011	49,361	51,558	49,410

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Sept 30 2003 (unaudited)	Dec. 31 2002 (audited)

ASSETS
Cash	$ 129,450	$ 244,921
Investments	2,357,904	1,833,744
Accrued investment income	24,585	16,223
Accounts receivable and other assets	389,373	334,603
Due from reinsurers and other insurers	188,797	164,742
Deferred policy acquisition costs	177,423	178,574
Income taxes recoverable	6,023	3,851
Future income taxes	57,373	59,505
Capital assets	64,075	43,981
Goodwill and intangible assets	90,359	104,290

	$ 3,485,362	$2,984,434

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Bank indebtedness	$ 165,500	$ 170,390
Accounts payable and accrued liabilities	108,122	122,606
Unearned premiums	804,987	776,323
Unpaid claims	1,534,329	1,200,554
Senior unsecured debentures	78,000	78,000
Subordinated indebtedness	77,876	23,636

	2,768,814	2,371,509

SHAREHOLDERS' EQUITY
Share capital	468,420	357,192
Issued and outstanding number of common
shares
55,808,794 - September 30, 2003
48,794,212 - December 31, 2002
Currency translation adjustment	(63,806)	11,090
Retained earnings	311,934	244,643

	716,548	612,925

	$ 3,485,362	$2,984,434

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the nine months ended September 30, 2003 and 2002
(In thousands of Canadian dollars)

	2003	2002
	(unaudited)

Retained earnings, beginning of period	$244,643	$165,111
Net income for the period	67,291	54,134

Retained earnings, end of period	$311,934	$219,245

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the nine months ended September 30, 2003 and 2002
(In thousands of Canadian dollars)

	Quarter to Sept 30:		9 months to Sept 30:
	2003	2002	2003	2002
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 15,633	$ 21,653	$ 67,291	$ 54,134
Items not affecting cash:
Amortization	2,496	3,820	5,983	6,934
Future income taxes	(4,748)	3,997	(8,889)	(345)
Net realized gains	(16,437)	(6,300)	(25,226)	(11,617)
Amortization of bond premiums & discounts	4,037	1,457	9,718	2,481

	981	24,627	48,877	51,587
Net change in non-cash balances:	187,197	141,541	365,258	282,076

	188,178	166,168	414,135	333,663
Financing activities:
Increase of share capital, net	110,012	81	111,228	813
Increase in bank indebtedness	11,075	846	19,818	39,000
Increase in subordinated indebtedness	13,726	--	58,184	--

	134,813	927	189,230	39,813
Investing activities:
Purchase of investments	(1,027,370)	(891,375)	(5,558,327)	(2,291,053)
Proceeds from sale of investments	757,158	841,834	4,867,020	2,108,469
Financed premiums receivable, net	4,431	130	2,675	9,460
Purchase of subsidiary, net of cash acquired	--	(111)	--	(34,539)
Additions to capital assets	(9,711)	(4,287)	(30,204)	(9,527)

	(275,492)	(53,809)	(718,836)	(217,190)
Increase (decrease) in cash during period	47,499	113,286	(115,471)	156,286
Cash, beginning of period	81,951	139,200	244,921	96,200

Cash, end of period	$ 129,450	$ 252,486	$ 129,450	$ 252,486

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003 and 2002
(Unaudited - tabular amounts in thousands of Canadian dollars)

1.	Basis of presentation

These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2002 as set out on pages 47 to 61 of the Company’s 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2002.

2.	Share capital

The Company completed its previously announced common share offering on July 3, 2003 and completed the exercise of the over allotment option on July 11, 2003. In total, 6,710,000 common shares were issued for total gross proceeds of $112,057,000. Share issue expenses to September 30, 2003 of $4,482,000, net of applicable income taxes of $1,485,000, were deducted from the amount of share capital.

3.	Stock-based compensation

As reported on pages 55 and 56 of the Company’s 2002 Annual Report, the Company applies the intrinsic-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. The Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	Three months ended Sept 30,

	2003	2002

Net income
As reported	$15,633	$21,653
Pro forma	15,053	21,181
Basic earnings per share
As reported	$0.28	$0.44
Pro forma	0.27	0.43
Diluted earnings per share
As reported	$0.28	$0.44
Pro forma	0.27	0.43

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003 and 2002
(Unaudited - tabular amounts in thousands of Canadian dollars)

3.	Stock-based compensation – continued:

	Nine months ended Sept 30,

	2003	2002

Net income
As reported	$67,291	$54,134
Pro forma	65,551	52,717
Basic earnings per share
As reported	$1.32	$1.11
Pro forma	1.28	1.08
Diluted earnings per share
As reported	$1.31	$1.10
Pro forma	1.27	1.07

The per share weighted average fair value of options granted during 2003 and 2002 was $6.11 and $8.39. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at September 30

	2003	2002

Risk-free interest rate	5.44%	5.5%
Dividend yield	0.0%	0.0%
Volatility of the expected market price of the
Company's common shares	56.0%	59.1%
Expected option life (in years)	5.5 years	5.4 years

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003 and 2002
(Unaudited - tabular amounts in thousands of Canadian dollars)

4.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

	Three Months ended September 30, 2003

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 166,784	$ 485,967	$ --	$ 652,751
Net premiums earned	154,652	437,155	--	591,807
Investment income	10,779	11,839	54	22,672
Net realized gains	10,124	6,312	1	16,437
Interest expense	--	3,462	1,919	5,381
Amortization of capital assets	201	1,387	340	1,928
Amortization of intangible
assets	--	210	--	210
Net income tax expense
(recovery)	(882)	(1,359)	(2,010)	(4,251)
Net income (loss)	(5,622)	20,089	1,166	15,633
Underwriting profit (loss)	(26,389)	4,253	--	(22,136)
Claims ratio	89.3%	72.6%	--	76.9%
Expense ratio	27.8%	26.4%	--	26.8%
Combined ratio	117.1%	99.0%	--	103.7%

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003 and 2002
(Unaudited - tabular amounts in thousands of Canadian dollars)

4.	Segmented information – continued:

	Three Months ended September 30, 2002

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 126,226	$ 479,340	$ --	$ 605,566
Net premiums earned	117,129	362,278	--	479,407
Investment income (loss)	7,151	12,638	(199)	19,590
Net realized gains (losses)	(2,657)	8,955	2	6,300
Interest expense	--	2,655	345	3,000
Amortization of capital asset	195	3,925	347	4,467
Net income tax expense
(recovery)	(1,717)	(3,257)	240	(4,734)
Net income (loss)	(4,143)	25,383	413	21,653
Underwriting profit (loss)	(9,158)	3,187	--	(5,971)
Claims ratio	78.3%	70.4%	--	72.3%
Expense ratio	29.5%	28.7%	--	28.9%
Combined ratio	107.8%	99.1%	--	101.2%

	Nine Months ended September 30, 2003

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 469,861	$1,515,378	$ --	$1,985,239
Net premiums earned	403,918	1,360,424	--	1,764,342
Investment income	23,902	33,495	210	57,607
Net realized gains (losses)	9,002	16,225	(1)	25,226
Interest expense	--	8,888	6,003	14,891
Amortization of capital assets	565	4,115	977	5,657
Amortization of intangible
assets	--	654	--	654
Net income tax expense
(recovery)	(3,666)	6,299	(2,230)	403
Net income (loss)	(7,630)	74,163	758	67,291
Total assets	$ 1,112,244	$2,340,038	$ 33,080	$3,485,362
Underwriting profit (loss)	(39,879)	40,285	--	406
Claims ratio	81.9%	70.2%	--	72.9%
Expense ratio	28.0%	26.8%	--	27.1%
Combined ratio	109.9%	97.0%	-	100.0%

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003 and 2002
(Unaudited - tabular amounts in thousands of Canadian dollars)

4.	Segmented information – continued:

	Nine Months ended September 30, 2002

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 359,010	$1,165,600	$ --	$ 1,524,610
Net premiums earned	301,650	887,403	--	1,189,053
Investment income (loss)	17,569	33,504	(732)	50,341
Net realized gains (losses)	(1,828)	11,709	1,736	11,617
Interest expense	--	7,713	1,041	8,754
Amortization of capital assets	544	5,676	714	6,934
Net income tax expense
(recovery)	(5,232)	89	720	(4,423)
Net income (loss)	(7,641)	58,497	3,278	54,134
Total assets	$ 1,059,231	$1,636,028	$ 25,244	$ 2,720,503
Undewriting profit (loss)	(24,578)	21,085	--	(3,493)
Claims ratio	78.2%	69.5%	--	71.7%
Expense ratio	30.0%	28.1%	--	28.6%
Combined ratio	108.2%	97.6%	--	100.3%

5.	Investments

The carrying amounts and fair values of investments are summarized below:

	September 30, 2003

	Carrying Amount	Fair Value

Term deposits	$ 269,444	$ 269,356
Bonds:
Government	775,095	782,340
Corporate	985,618	998,237
Preferred shares	659	680
Common shares	248,141	270,962
Financed premiums	78,947	78,947

	$2,357,904	$2,400,522

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003 and 2002
(Unaudited - tabular amounts in thousands of Canadian dollars)

5.	Investments – continued:

	December 31, 2002

	Carrying Amount	Fair Value

Term deposits	$ 506,575	$ 506,511
Bonds:
Government	441,674	454,482
Corporate	613,732	630,658
Preferred shares	2,045	2,025
Common shares	182,904	185,816
Financed premiums	86,814	86,814

	$1,833,744	$1,866,306

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTAL INFORMATION
As at September 30, 2003 and December 31, 2002
(Unaudited - tabular amounts in thousands of Canadian dollars)

Financial Strength Indicators:

        Some of the key indicators of the Company’s financial strength are as follows:

	September 30, 2003		December 31, 2002

Rolling four quarter calculations:
Net Premiums Written to Statutory Surplus Ratio	2	.9x	3	.1x
Interest Coverage Ratio	6	.5x	7	.6x
Total Senior Debt to Capitalization Ratio	23.6%		28.9%

KINGSWAY ANNOUNCES EXECUTIVE APPOINTMENT

Toronto, Ontario (December 3, 2003) – (TSX:KFS, NYSE:KFS) William G. Star, President & Chief Executive Officer of Kingsway Financial Services Inc. is pleased to announce the appointment of Laura Foster to Assistant Vice President, Internal Audit and Corporate Compliance of Kingsway Financial Services Inc.

Ms. Foster is a chartered accountant and brings over 7 years of insurance industry experience to her new position. Prior to joining Kingsway, Ms. Foster was Assistant Vice President, Corporate Compliance with a multi-national life insurance company in Canada.

“I am pleased to welcome Laura to our executive team”, said Bill Star, President and Chief Executive Officer. “I am confident that we will benefit from her experience and expertise in these key areas of corporate governance.”

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB-’ (stable) by Standard and Poor’s and ‘BBB’ (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888